Exhibit 99.7
IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2022, the Condensed Consolidated Statement of Comprehensive Income for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at December 31, 2022, the consolidated profit and consolidated total comprehensive income for the three months and nine months ended on that date, consolidated changes in equity and its consolidated cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYA2815

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for the three months and nine months ended December 31, 2022

Index

Condensed Consolidated Balance Sheet

Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statement of Changes in Equity

Condensed Consolidated Statement of Cash Flows

Overview and Notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1  Company overview

1.2  Basis of preparation of financial statements

1.3  Basis of consolidation

1.4  Use of estimates and judgments

1.5  Critical accounting estimates and judgements

1.6  Recent accounting pronouncements

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1  Cash and cash equivalents

2.2  Investments

2.3  Financial instruments

2.4  Prepayments and other assets

2.5  Other liabilities

2.6  Provisions and other contingencies

2.7  Property, plant and equipment

2.8  Leases

2.9  Goodwill and intangible assets

2.10  Business combinations

2.11  Employees' Stock Option Plans (ESOP)

2.12  Income taxes

2.13  Basic and diluted shares used in computing earnings per equity share

2.14  Related party transactions

2.15  Segment Reporting

2.16  Revenue from Operations

2.17  Unbilled revenue

2.18  Equity

2.19  Break-up of expenses and other income, net

Condensed Consolidated Balance Sheet

(Dollars in millions except equity share data)

Particulars	Note	As at December 31, 2022	As at March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	2.1	1,401	2,305
Current investments	2.2	1,055	880
Trade receivables		3,343	2,995
Unbilled revenue	2.17	1,588	1,526
Prepayments and other current assets	2.4	1,355	1,133
Income tax assets		–	7
Derivative financial instruments	2.3	11	19
Total current assets		8,753	8,865
Non-current assets
Property, plant and equipment	2.7	1,622	1,793
Right-of-use assets	2.8	783	636
Goodwill	2.9	876	817
Intangible assets		222	225
Non-current investments	2.2	1,497	1,801
Unbilled revenue	2.17	206	124
Deferred income tax assets		140	160
Income tax assets		764	805
Other non-current assets	2.4	363	329
Total Non-current assets		6,473	6,690
Total assets		15,226	15,555
LIABILITIES AND EQUITY
Current liabilities
Trade payables		579	545
Lease Liabilities	2.8	138	115
Derivative financial instruments	2.3	27	8
Current income tax liabilities		383	344
Unearned revenue		861	834
Employee benefit obligations		290	288
Provisions	2.6	171	129
Other current liabilities	2.5	2,532	2,170
Total current liabilities		4,981	4,433
Non-current liabilities
Lease liabilities	2.8	795	607
Deferred income tax liabilities		128	153
Employee benefit obligations		10	12
Other non-current liabilities	2.5	286	356
Total Non-current liabilities		1,219	1,128
Total liabilities		6,200	5,561
Equity
Share capital - 5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,170,348,621 (4,193,012,929) equity shares fully paid up, net of 12,568,222 (13,725,712) treasury shares as at December 31, 2022 and March 31, 2022	2.18	327	328
Share premium		350	337
Retained earnings		11,301	11,672
Cash flow hedge reserve		(4)	1
Other reserves		1,374	1,170
Capital redemption reserve		22	21
Other components of equity		(4,395)	(3,588)
Total equity attributable to equity holders of the company		8,975	9,941
Non-controlling interests		51	53
Total equity		9,026	9,994
Total liabilities and equity		15,226	15,555

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Bengaluru January 12, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Condensed Consolidated Statement of Comprehensive Income

(Dollars in millions except equity share and per equity share data)

Particulars	Note	Three months ended		Nine months ended
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues	2.16	4,659	4,250	13,657	12,031
Cost of sales	2.19	3,230	2,856	9,544	8,041
Gross profit		1,429	1,394	4,113	3,990
Operating expenses:
Selling and marketing expenses	2.19	196	177	574	513
Administrative expenses	2.19	232	219	671	642
Total operating expenses		428	396	1,245	1,155
Operating profit		1,001	998	2,868	2,835
Other income, net	2.19	94	68	254	223
Finance cost		10	7	25	20
Profit before income taxes		1,085	1,059	3,097	3,038
Income tax expense	2.12	285	283	859	823
Net profit		800	776	2,238	2,215
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net		4	(7)	–	(9)
Equity instrument through other comprehensive income, net		(1)	–	(2)	5
		3	(7)	(2)	(4)
Items that will be reclassified subsequently to profit or loss:
Fair value changes on investments, net		6	(10)	(34)	2
Fair value changes on derivatives designated as cash flow hedge, net		(7)	(1)	(5)	–
Exchange differences on translation of foreign operations		(84)	(18)	(771)	(157)
		(85)	(29)	(810)	(155)
Total other comprehensive income/(loss), net of tax		(82)	(36)	(812)	(159)
Total comprehensive income		718	740	1,426	2,056
Profit attributable to:
Owners of the company		800	774	2,237	2,211
Non-controlling interests		–	2	1	4
		800	776	2,238	2,215
Total comprehensive income attributable to:
Owners of the company		718	738	1,425	2,052
Non-controlling interests		–	2	1	4
		718	740	1,426	2,056
Earnings per equity share
Basic ($)		0.19	0.18	0.53	0.52
Diluted ($)		0.19	0.18	0.53	0.52
Weighted average equity shares used in computing earnings per equity share	2.13
Basic (in shares)		4,190,550,470	4,190,865,711	4,192,969,201	4,215,373,286
Diluted (in shares)		4,195,924,920	4,198,923,902	4,199,312,062	4,224,009,404

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Bengaluru January 12, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Condensed Consolidated Statement of Changes in Equity

(Dollars in millions except equity share data)

Particulars	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2021	4,245,146,114	332	359	12,087	908	17	2	(3,263)	10,442	60	10,502
Changes in equity for nine months ended December 31, 2021
Net profit	–	–	–	2,211	–	–	–	–	2,211	4	2,215
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	(9)	(9)	–	(9)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	5	5	–	5
Fair value changes on investments, net*	–	–	–	–	–	–	–	2	2	–	2
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–
Exchange difference on translation of foreign operations	–	–	–	–	–	–	–	(157)	(157)	–	(157)
Total comprehensive income for the period	–	–	–	2,211	–	–	–	(159)	2,052	4	2,056
Shares issued on exercise of employee stock options (Refer note 2.11)	1,824,461	–	2	–	–	–	–	–	2	–	2
Buyback of equity shares**	(55,807,337)	(4)	(86)	(1,409)	–	–	–	–	(1,499)	–	(1,499)
Transaction cost relating to buyback *	–	–	–	(4)	–	–	–	–	(4)	–	(4)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(4)	–	4	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	85	(85)	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(302)	302	–	–	–	–	–	–
Employee stock compensation expense (Refer note 2.11)	–	–	38	–	–	–	–	–	38	–	38
Income tax benefit arising on exercise of stock options	–	–	3	–	–	–	–	–	3	–	3
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(12)	(12)
Dividends#	–	–	–	(1,699)	–	–	–	–	(1,699)	–	(1,699)
Balance as at December 31, 2021	4,191,163,238	328	316	10,965	1,125	21	2	(3,422)	9,335	52	9,387

(Dollars in millions except equity share data)

Particulars	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2022	4,193,012,929	328	337	11,672	1,170	21	1	(3,588)	9,941	53	9,994
Impact on account of adoption of IAS 37##	–	–	–	(2)	–	–	–	–	(2)	–	(2)
	4,193,012,929	328	337	11,670	1,170	21	1	(3,588)	9,939	53	9,992
Changes in equity for nine months ended December 31, 2022
Net profit	–	–	–	2,237	–	–	–	–	2,237	1	2,238
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	(2)	(2)	–	(2)
Fair value changes on investments, net*	–	–	–	–	–	–	–	(34)	(34)	–	(34)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	(5)	–	(5)	–	(5)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(771)	(771)	–	(771)
Total comprehensive income for the period	–	–	–	2,237	–	–	(5)	(807)	1,425	1	1,426
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,499,692	–	3	–	–	–	–	–	3	–	3
Buyback of equity shares (Refer to note 2.18)**	(25,164,000)	(1)	(40)	(704)	–	–	–	–	(745)	–	(745)
Transaction cost relating to buyback *	–	–	(3)	–	–	–	–	–	(3)	–	(3)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(1)	–	1	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	108	(108)	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(312)	312	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	48	–	–	–	–	–	48	–	48
Income tax benefit arising on exercise of stock options	–	–	5	–	–	–	–	–	5	–	5
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(3)	(3)
Dividends#	–	–	–	(1,697)	–	–	–	–	(1,697)	–	(1,697)
Balance as at December 31, 2022	4,170,348,621	327	350	11,301	1,374	22	(4)	(4,395)	8,975	51	9,026

*	net of tax

**	including tax on buyback $141 million and $256 million for the nine months ended December 31, 2022 and December 31, 2021 respectively.
#	net of treasury shares
##	Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	excludes treasury shares of 12,568,222 as at December 31, 2022, 13,725,712 as at April 1, 2022, 14,454,720 as at December 31, 2021 and 15,514,732 as at April 1, 2021, held by consolidated trust.
(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Bengaluru January 12, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Nine months ended
		December 31, 2022	December 31, 2021
Operating activities:
Net Profit		2,238	2,215
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.19	388	348
Interest and dividend income		(105)	(77)
Finance Cost		25	20
Income tax expense	2.12	859	823
Exchange differences on translation of assets and liabilities, net		47	5
Impairment loss under expected credit loss model		25	19
Stock compensation expense	2.11	48	41
Other adjustments		84	19
Changes in working capital
Trade receivables and unbilled revenue		(915)	(817)
Prepayments and other assets		(311)	(159)
Trade payables		80	150
Unearned revenue		98	282
Other liabilities and provisions		308	408
Cash generated from operations		2,869	3,277
Income taxes paid		(824)	(777)
Net cash generated by operating activities		2,045	2,500
Investing activities:
Expenditure on property, plant and equipment and intangibles		(224)	(206)
Deposits placed with corporation		(113)	(106)
Redemption of deposits placed with corporations		84	85
Interest and dividend received		97	84
Payment towards acquisition of business, net of cash acquired		(113)	–
Payment of contingent consideration pertaining to acquisition of business		(8)	(7)
Escrow and other deposits pertaining to Buyback		(72)	(57)
Redemption of escrow and other deposits pertaining to Buyback		–	57
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities		(6,793)	(5,356)
Certificate of deposits		(846)	(198)
Quoted debt securities		(228)	(473)
Commercial papers		(291)	–
Other Investments		(2)	(3)
Proceeds on sale of Investments
Quoted debt securities		273	474
Equity and preference securities		12	–
Certificate of deposits		947	67
Commercial papers		162	–
Liquid mutual funds		6,666	5,236
Other Investments		–	1
Other payments		–	(3)
Other receipts		7	7
Net cash (used)/generated in investing activities		(442)	(398)
Financing activities:
Payment of Lease Liabilities		(107)	(86)
Payment of dividends		(1,697)	(1,703)
Payment of dividend to non-controlling interests of subsidiary		(3)	(11)
Shares issued on exercise of employee stock options		3	2
Other payments		(45)	(3)
Other receipts		15	28
Buy back of equity shares including transaction costs and tax on buyback		(475)	(1,503)
Net cash used in financing activities		(2,309)	(3,276)
Net increase / (decrease) in cash and cash equivalents		(706)	(1,174)
Effect of exchange rate changes on cash and cash equivalents		(198)	(61)
Cash and cash equivalents at the beginning of the period	2.1	2,305	3,380
Cash and cash equivalents at the end of the period	2.1	1,401	2,145
Supplementary information:
Restricted cash balance	2.1	46	66

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Bengaluru January 12, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Overview and Notes to the Interim Condensed Consolidated Financial Statements

1.  Overview

1.1  Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the company's Board of Directors on January 12, 2023.

1.2  Basis of preparation of financial statements

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2022. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3  Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. The financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4  Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5  Critical accounting estimates and judgements

a.  Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b.  Income taxes

The Group's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to note 2.12).

c.  Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. (Refer to note 2.10)

d.  Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to note 2.7).

e.  Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than it’s carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to note 2.9).

1.6  Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	Definition of Accounting Estimates
Amendments to IAS 1, Presentation of Financial Statements	Disclosure of Accounting Policies
Amendments to IAS12, Income taxes	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16, Leases	Lease Liability in a Sale and Leaseback

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7,2021, International Accounting Standards Board (IASB) has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IFRS 16

On September 22, 2022, International Accounting Standards Board (IASB) has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

2.  Notes to the Interim Condensed Consolidated Financial Statements

2.1  Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Cash and bank deposits	1,130	1,840
Deposits with financial institutions	271	465
Total Cash and cash equivalents	1,401	2,305

Cash and cash equivalents as at December 31, 2022 and March 31, 2022 include restricted cash and bank balances of $46 million and $62 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2  Investments

The carrying value of investments are as follows:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
(i) Current investments
Amortized cost
Quoted debt securities	43	29
Fair value through profit or loss
Liquid Mutual fund units	382	266
Fair Value through Other comprehensive income
Quoted debt securities	167	133
Certificate of deposits	334	452
Commercial Paper	129	–
Total current investments	1,055	880
(ii) Non-current investments
Amortized cost
Quoted debt securities	212	251
Fair value through Other comprehensive income
Quoted debt securities	1,240	1,501
Unquoted equity and preference securities	26	26
Fair value through profit or loss
Unquoted Preference securities	–	3
Unquoted Compulsorily convertible debentures	–	1
Others(1)	19	19
Total Non-current investments	1,497	1,801
Total investments	2,552	2,681
Investment carried at amortized cost	255	280
Investments carried at fair value through other comprehensive income	1,896	2,112
Investments carried at fair value through profit or loss	401	289

(1)	Uncalled capital commitments outstanding as on December 31, 2022 and March 31, 2022 was $11 million and $4 million, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Method of fair valuation:	(Dollars in millions)
Class of investment	Method	Fair value
		As at December 31, 2022	As at March 31, 2022
Liquid mutual fund units	Quoted price	382	266
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	280	323
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,407	1,634
Commercial Paper	Market observable inputs	129	–
Certificate of deposits	Market observable inputs	334	452
Unquoted equity and preference securities carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	26	26
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	–	3
Unquoted compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	1
Others	Discounted cash flows method, Market multiples method, Option pricing model	19	19
Total		2,577	2,724

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3  Financial instruments

Accounting Policy

2.3.1  Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2  Subsequent measurement

a.  Non-derivative financial instruments

(i)  Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii)  Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii)  Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv)  Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b.  Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i)  Financial assets or financial liabilities carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability carried at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii)  Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transaction. ..

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the condensed consolidated statement of comprehensive income.

2.3.3  Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4  Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5  Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in condensed consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2022 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	1,401	–	–	–	–	1,401	1,401
Investments (Refer to Note 2.2)
Liquid mutual fund units	–	–	382	–	–	382	382
Quoted debt securities	255	–	–	–	1,407	1,662	1,687 (1)
Certificate of deposits	–	–	–	–	334	334	334
Commercial Paper	–	–	–	–	129	129	129
Unquoted equity and preference securities	–	–	–	26	–	26	26
Unquoted investment others	–	–	19	–	–	19	19
Trade receivables	3,343	–	–	–	–	3,343	3,343
Unbilled revenues (Refer to note 2.17)(3)	990	–	–	–	–	990	990
Prepayments and other assets (Refer to Note 2.4)	650	–	–	–	–	650	642 (2)
Derivative financial instruments	–	–	9	–	2	11	11
Total	6,639	–	410	26	1,872	8,947	8,964
Liabilities:
Trade payables	579	–	–	–	–	579	579
Lease liabilities	933	–	–	–	–	933	933
Derivative financial instruments	–	–	23	–	4	27	27
Financial liability under option arrangements (Refer to note 2.5)	–	–	81	–	–	81	81
Other liabilities including contingent consideration (Refer to note 2.5)	2,170	–	11	–	–	2,181	2,181
Total	3,682	–	115	–	4	3,801	3,801

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $8 million.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,305	–	–	–	–	2,305	2,305
Investments (Refer note 2.2)
Liquid mutual fund units	–	–	266	–	–	266	266
Quoted debt securities	280	–	–	–	1,634	1,914	1,957 (1)
Certificate of deposits	–	–	–	–	452	452	452
Unquoted Compulsorily convertible Debentures	–	–	1	–	–	1	1
Unquoted equity and preference Securities	–	–	3	26	–	29	29
Unquoted investment others	–	–	19	–	–	19	19
Trade receivables	2,995	–	–	–	–	2,995	2,995
Unbilled revenues(Refer to Note 2.17)(3)	838	–	–	–	–	838	838
Prepayments and other assets (Refer to Note 2.4)	526	–	–	–	–	526	514 (2)
Derivative financial instruments	–	–	16	–	3	19	19
Total	6,944	–	305	26	2,089	9,364	9,395
Liabilities:
Trade payables	545	–	–	–	–	545	545
Lease liabilities	722	–	–	–	–	722	722
Derivative financial instruments	–	–	8	–	–	8	8
Financial liability under option arrangements (Refer to note 2.5)	–	–	86	–	–	86	86
Other liabilities including contingent consideration (Refer to note 2.5)	1,989	–	16	–	–	2,005	2,005
Total	3,256	–	110	–	–	3,366	3,366

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at December 31, 2022

(Dollars in millions)

Particulars	As at December 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	382	382	–	–
Investments in quoted debt securities (Refer to Note 2.2)	1,687	1,274	413	–
Investments in certificate of deposit (Refer to Note 2.2)	334	–	334	–
Investments in commercial paper (Refer to Note 2.2)	129	–	129	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	26	–	–	26
Investments in unquoted investments others (Refer to Note 2.2)	19	–	–	19
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	11	–	11	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	27	–	27	–
Financial liability under option arrangements	81	–	–	81
Liability towards contingent consideration (Refer to note 2.5)*	11	–	–	11

*	Discount rate pertaining to contingent consideration ranges from 9 % to 14%

During the nine months ended December 31, 2022, quoted debt securities of $118 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $325 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2022

(Dollars in millions)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	266	266	–	–
Investments in quoted debt securities (Refer to Note 2.2)	1,957	1,721	236	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	29	–	–	29
Investments in certificate of deposit (Refer to Note 2.2)	452	–	452	–
Investments in unquoted investments others (Refer to Note 2.2)	19	–	–	19
Investments in unquoted compulsorily convertible debentures (Refer to Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	19	–	19	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	8	–	8	–
Financial liability under option arrangements (Refer to Note 2.5)	86	–	–	86
Liability towards contingent consideration (Refer to Note 2.5)*	16	–	–	16

*	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2022 quoted debt securities of $76 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $127 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.4  Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Current
Rental deposits	5	8
Security deposits	1	1
Loans to employees	34	33
Prepaid expenses(1)	337	263
Interest accrued and not due	46	48
Withholding taxes and others(1)	352	256
Advance payments to vendors for supply of goods(1)	11	25
Deposit with corporations	284	287
Escrow and other deposits pertaining to buyback (Refer to Note No 2.18.1)**	72	–
Deferred contract cost(1)(#)
Cost of obtaining a contract	115	113
Cost of fulfillment	20	12
Net investment in sublease of right of use asset	6	6
Other non financial assets(1)	41	43
Other financial assets	31	38
Total Current prepayment and other assets	1,355	1,133
Non-current
Loans to employees	5	5
Security deposits	6	6
Deposit with corporations	12	4
Defined benefit plan assets(1)	2	3
Prepaid expenses(1)	18	13
Deferred contract cost(1)(#)
Cost of obtaining a contract	23	78
Cost of fulfillment	66	41
Withholding taxes and others(1)	83	89
Net investment in sublease of right of use asset	39	43
Rental Deposits	27	24
Other financial assets	82	23
Total Non- current prepayment and other assets	363	329
Total prepayment and other assets	1,718	1,462
Financial assets in prepayments and other assets	650	526

(1)	Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

#	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at December 31, 2022, the financial liability pertaining to such arrangements amounts to $90 million. During the nine months ended December 31, 2022, $5 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to note 2.5)
**	Includes $29 million towards shares purchased but not settled as of December 31, 2022

2.5  Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Current
Accrued compensation to employees	427	536
Accrued defined benefit plan liability(1)	1	1
Accrued expenses	948	986
Withholding taxes and others (1)	410	374
Retention money	2	2
Liabilities of controlled trusts	26	28
Deferred income - government grants(1)	1	1
Liability towards contingent consideration	11	9
Capital creditors	47	57
Financial Liability on account of buyback(2) (Refer to note 2.18)	195	–
Tax on buyback(1) (Refer to note 2.18)	78	–
Financial liability under option arrangements	81	–
Other financial liabilities#	305	176
Total Current other liabilities	2,532	2,170
Non-Current
Liability towards contingent consideration	–	7
Accrued compensation to employees	1	1
Accrued expenses	181	125
Accrued defined benefit plan liability(1)	57	50
Deferred income - government grants(1)	7	8
Deferred income (1)	1	1
Financial liability under option arrangements	–	86
Other non financial liabilities(1)	1	1
Other financial liabilities#	38	77
Total Non-current other liabilities	286	356
Total other liabilities	2,818	2,526
Financial liabilities included in other liabilities	2,262	2,090
Financial liability towards contingent consideration on an undiscounted basis	12	17

(1)	Non financial liabilities

(2)	In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at December 31, 2022 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (Refer to note 2.18). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

#	Deferred contract cost (in note 2.4) includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered in to financing arrangements with a third party for these assets. As at December 31, 2022, the financial liability pertaining to such arrangements amounts to $90 million. During the nine months ended December 31, 2022, $5 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction

2.6  Provisions and other contingencies

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Provision for post sales client support and other provisions	171	129
	171	129

Provision for post sales client support represents costs associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at December 31, 2022 and March 31, 2022, claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to $84 million (691 crore) and $84 million (640 crore), respectively.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7  Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for three months ended December 31, 2022:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2022	176	1,393	618	1,094	409	5	3,695
Additions	–	20	16	42	14	–	92
Deletions*	–	–	–	(48)	(2)	–	(50)
Translation difference	(3)	(19)	(11)	(13)	(4)	1	(49)
Gross carrying value as at December 31, 2022	173	1,394	623	1,075	417	6	3,688
Accumulated depreciation as at October 1, 2022	–	(530)	(472)	(782)	(318)	(5)	(2,107)
Depreciation	–	(13)	(14)	(42)	(11)	–	(80)
Accumulated depreciation on deletions*	–	–	–	48	2	–	50
Translation difference	–	8	8	10	3	–	29
Accumulated depreciation as at December 31, 2022	–	(535)	(478)	(766)	(324)	(5)	(2,108)
Capital work-in progress as at December 31, 2022							42
Carrying value as at December 31, 2022	173	859	145	309	93	1	1,622
Capital work-in progress as at October 1, 2022							59
Carrying value as at October 1, 2022	176	863	146	312	91	–	1,647

Following are the changes in the carrying value of property, plant and equipment for three months ended December 31, 2021:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2021	190	1,488	693	1,055	425	6	3,857
Additions	2	8	11	45	4	–	70
Deletions*	–	–	(8)	(18)	(4)	–	(30)
Translation difference	–	–	(1)	(1)	–	–	(2)
Gross carrying value as at December 31, 2021	192	1,496	695	1,081	425	6	3,895
Accumulated depreciation as at October 1, 2021	–	(523)	(510)	(767)	(312)	(5)	(2,117)
Depreciation	–	(14)	(15)	(36)	(10)	(1)	(76)
Accumulated depreciation on deletions*	–	–	5	18	3	–	26
Translation difference	–	–	–	1	(1)	1	1
Accumulated depreciation as at December 31, 2021	–	(537)	(520)	(784)	(320)	(5)	(2,166)
Capital work-in progress as at December 31, 2021							67
Carrying value as at December 31, 2021	192	959	175	297	105	1	1,796
Capital work-in progress as at October 1, 2021							69
Carrying value as at October 1, 2021	190	965	183	288	113	1	1,809

Following are the changes in the carrying value of property, plant and equipment for nine months ended December 31, 2022:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2022	188	1,481	653	1,125	423	6	3,876
Additions	–	38	33	127	35	–	233
Additions- Business Combination (Refer Note 2.10)	–	–	1	1	–	–	2
Deletions*	–	–	(5)	(84)	(6)	–	(95)
Translation difference	(15)	(125)	(59)	(94)	(35)	–	(328)
Gross carrying value as at December 31, 2022	173	1,394	623	1,075	417	6	3,688
Accumulated depreciation as at April 1, 2022	–	(541)	(484)	(796)	(324)	(5)	(2,150)
Depreciation	–	(41)	(44)	(121)	(33)	–	(239)
Accumulated depreciation on deletions*	–	–	5	84	6	–	95
Translation difference	–	47	45	67	27	–	186
Accumulated depreciation as at December 31, 2022	–	(535)	(478)	(766)	(324)	(5)	(2,108)
Capital work-in progress as at December 31, 2022							42
Carrying value as at December 31, 2022	173	859	145	309	93	1	1,622
Capital work-in progress as at April 1, 2022							67
Carrying value as at April 1, 2022	188	940	169	329	99	1	1,793

*	During the three months ended and nine months ended December 31, 2022, certain assets which were old and not in use having gross book value of $33 million (net book value: Nil) and $62 million (net book value: Nil) respectively, were retired.

Following are the changes in the carrying value of property, plant and equipment for nine months ended December 31, 2021 :

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2021	191	1,445	679	1,045	416	6	3,782
Additions	4	70	36	132	20	–	262
Deletions*	–	–	(9)	(80)	(6)	–	(95)
Translation difference	(3)	(19)	(11)	(16)	(5)	–	(54)
Gross carrying value as at December 31, 2021	192	1,496	695	1,081	425	6	3,895
Accumulated depreciation as at April 1, 2021	–	(503)	(492)	(771)	(294)	(4)	(2,064)
Depreciation	–	(42)	(42)	(105)	(34)	(1)	(224)
Accumulated depreciation on deletions*	–	–	6	80	5	–	91
Translation difference	–	8	8	12	3	–	31
Accumulated depreciation as at December 31, 2021	–	(537)	(520)	(784)	(320)	(5)	(2,166)
Capital work-in progress as at December 31, 2021							67
Carrying value as at December 31, 2021	192	959	175	297	105	1	1,796
Capital work-in progress as at April 1, 2021							145
Carrying value as at April 1, 2021	191	942	187	274	122	2	1,863

*	During the three months ended and nine months ended December 31, 2021, certain assets which were old and not in use having gross book value of $8 million (net book value: Nil) and $43 million (net book value: Nil) respectively, were retired.

The aggregate depreciation expense is included in cost of sales in the condensed consolidated statement of comprehensive income.

The Group had contractual commitments for capital expenditure primarily comprise of commitments for infrastructure facilities and computer equipments aggregating to $89 million and $164 million as at December 31, 2022 and March 31, 2022, respectively.

2.8  Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2022

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicle	Computer	Total
Balance as of October 1, 2022	77	472	2	141	692
Additions*	–	17	–	122	139
Deletions	–	(1)	–	(11)	(12)
Depreciation	(1)	(20)	–	(20)	(41)
Translation difference	(1)	(3)	–	9	5
Balance as of December 31, 2022	75	465	2	241	783

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2021

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicle	Computer	Total
Balance as of October 1, 2021	85	504	2	29	620
Additions*	–	32	–	25	57
Deletions	–	(9)	–	(2)	(11)
Depreciation	–	(23)	–	(5)	(28)
Translation difference	–	(1)	–	–	(1)
Balance as of December 31, 2021	85	503	2	47	637

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2022

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicle	Computer	Total
Balance as of April 1, 2022	83	489	2	62	636
Additions*	–	79	1	248	328
Deletions	–	(1)	–	(31)	(32)
Depreciation	(1)	(62)	(1)	(39)	(103)
Translation difference	(7)	(40)	–	1	(46)
Balance as of December 31, 2022	75	465	2	241	783

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2021

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicle	Computer	Total
Balance as of April 1, 2021	86	545	3	22	656
Additions*	–	40	–	39	79
Deletions	–	(9)	–	(4)	(13)
Depreciation	(1)	(65)	(1)	(9)	(76)
Translation difference	–	(8)	–	(1)	(9)
Balance as of December 31, 2021	85	503	2	47	637

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included in cost of sales in the condensed consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of December 31, 2022 and March 31, 2022

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Current lease liabilities	138	115
Non-current lease liabilities	795	607
Total	933	722

2.9  Goodwill and intangible assets

2.9.1  Goodwill

Accounting Policy

Goodwill represents purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Comprehensive Income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Carrying value at the beginning	817	832
Goodwill on acquisition (Refer to Note 2.10)	79	–
Translation differences	(20)	(15)
Carrying value at the end	876	817

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.9.2  Intangibles

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.10  Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisition

Oddity

On April 20, 2022, Infosys Germany GmbH (a wholly-owned subsidiary of Infosys Consulting Pte. Ltd ) acquired 100% voting interests in oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), Germany-based digital marketing, experience, and commerce agency. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	6	–	6
Intangible assets –
Customer contracts and relationships(2)	–	13	13
Deferred tax liabilities on intangible assets	–	(4)	(4)
Total	6	9	15
Goodwill			23
Total purchase price			38

(1)	Includes cash and cash equivalents acquired of $ 3 million.
(2)	The estimated useful life is around 5 years.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of $ 38 million includes cash of $ 32 million and contingent consideration with an estimated fair value of $ 6 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of December 31, 2022 was $7 million. Additionally, this acquisition has retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is $5 million as of acquisition date and as of December 31, 2022 the amounts are fully collected.

The transaction costs of less than a million related to the acquisition have been included under administrative expenses in the Consolidated Statement of comprehensive income for the quarter ended June 30, 2022.

BASE life science A/S

On September 01, 2022, Infosys Consulting Pte. Ltd (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe. This acquisition is expected to augment the Group's life sciences expertise, scale its digital transformation capabilities with cloud based industry solutions and expand its presence in Nordics region and across Europe.

The purchase price allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	6	–	6
Intangible assets –
Customer contracts and relationships#	–	21	21
Vendor relationships#	–	4	4
Brand#	–	3	3
Deferred tax liabilities on intangible assets	–	(6)	(6)
Total	6	22	28
Goodwill			56
Total purchase price			84

(1)	Includes cash and cash equivalents acquired of less than a million.
#	Useful lives are estimated to be in the range of 1 to 6 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

Additionally, this acquisition has shareholder and employee retention payouts payable to the employees of the acquiree over three years, subject to their continuous employment with the group. Performance and retention bonus is recognised in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired, is $9 million as of acquisition date and as of December 31, 2022 the amounts are substantially collected.

The transaction costs of less than a million related to the acquisition have been included under administrative expenses in the Consolidated Statement of comprehensive income for the quarter ended September 30, 2022.

2.11  Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 12,568,222 and 13,725,712 shares as at December 31, 2022 and March 31, 2022, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2022 and March 31, 2022.

The following is the summary of grants during three months and nine months ended December 31, 2022 and December 31, 2021

Particulars	2019 Plan		2019 Plan		2015 Plan		2015 Plan
	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Equity settled RSU
KMPs	–	–	176,893	73,962	–	–	287,325	101,697
Employees other than KMP	3,814	–	374,774	–	48,050	25,270	48,050	25,270
	3,814	–	551,667	73,962	48,050	25,270	335,375	126,967

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30,2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders’ approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

•	Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance based RSU’s were granted effective August 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30,2022 based on achievement of certain performance targets. Accordingly, 64,983 performance based RSU’s were granted effective May 2, 2022.

Other KMP

Under the 2015 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,616 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. The performance based RSUs will vest over three years based on certain performance targets.

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 11,990 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 8,000 RSUs to a KMP under the 2019 plan. The grants were made effective May 2, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

On May 21, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 104,000 RSUs to other KMPs under the 2019 plan. The grants were made effective June 1, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense: -

(Dollars in millions)

Particulars	Three months ended December 31, 2022	Three months ended December 31, 2021	Nine months ended December 31, 2022	Nine months ended December 31, 2021
Granted to:
KMP #	–	2	5	7
Employees other than KMP	14	11	43	34
Total (1)	14	13	48	41
(1) Cash settled stock compensation expense included in the above	1	1	–	3

#	Includes reversal of employee stock compensation expense on account of resignation.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	19.01	1,791	24.45
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	28-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,283	14.40	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12  Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

Particulars	Three months ended December 31, 2022	Three months ended December 31, 2021	Nine months ended December 31, 2022	Nine months ended December 31, 2021
Current taxes
Domestic taxes	194	196	642	582
Foreign taxes	73	79	236	224
	267	275	878	806
Deferred taxes
Domestic taxes	29	16	33	45
Foreign taxes	(11)	(8)	(52)	(28)
	18	8	(19)	17
Income tax expense	285	283	859	823

Income tax expense for the three months ended December 31, 2022 and December 31, 2021 includes reversal (net of provisions) of $9 million and provisions (net of reversal) of $1 million, respectively. Income tax expense for the nine months ended December 31, 2022 and December 31, 2021 includes reversal (net of provisions) of $4 million and $3 million, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months ended and nine months ended December 31, 2022 and December 31, 2021 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at December 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $490 million (4,051 crore).

As at March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $528 million (4,001 crore).

Amount paid to statutory authorities against the tax claims amounted to $791 million (6,546 crore) and $791 million (5,996 crore) as at December 31, 2022 and March 31, 2022 respectively.

The claims against the group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13  Basic and diluted shares used in computing earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14  Related party transactions

Refer Note 2.20 "Related party transactions" in the Company’s 2022 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

-	During the nine months ended December 31, 2022, the following are the changes in the subsidiaries:

-	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

-	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH along with its subsidiary oddity code d.o.o, and oddity GmbH along with its two subsidiaries oddity (Shanghai) Co. Ltd., oddity Limited(Taipei).

-	Panaya GmbH renamed as Infosys Financial Services GmbH.

-	Infosys Arabia Limited, a majority owned and controlled subsidiary of Infosys Limited is under liquidation.

-	Infosys Public Services Canada Inc., a wholly owned subsidiary of Infosys Public Services Inc. was incorporated on July 08, 2022.

-	On September 1, 2022, Infosys Consulting Pte. Ltd. (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S along with its seven subsidiaries BASE life science AG, BASE life science GmbH, BASE life science Ltd., BASE life science S.A.S., BASE life science S.r.l., Innovisor Inc. and BASE life science Inc.

-	BASE life science SL., a wholly owned subsidiary of BASE life science A/S was incorporated on September 6, 2022

-	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15,2022.

Change in key management personnel

The following are the changes in the key management personnel:

-	Ravi Kumar S resigned effective October 11, 2022

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

Particulars	Three months ended December 31, 2022	Three months ended December 31, 2021	Nine months ended December 31, 2022	Nine months ended December 31, 2021
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	2	4	11	14
Commission and other benefits to non-executive/ independent directors	1	–	2	1
Total	3	4	13	15

(1)	Total employee stock compensation expense for the three months ended December 31, 2022 and December 31, 2021 includes a charge of less than a million and $2 million respectively, towards key managerial personnel. For the nine months ended December 31, 2022 and December 31, 2021, includes a charge of $5 million and $ 7 million respectively, towards key managerial personnel. (Refer note 2.11). Stock compensation expense for the three months and nine months ended December 31, 2022 include reversal of expense on account of resignation.

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.15  Segment Reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations

2.15.1  Business Segments

Three months ended December 31, 2022 and December 31, 2021

(Dollars in millions)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments (5)	Total
Revenues	1,366	667	573	603	619	376	328	127	4,659
	1,337	615	531	499	479	342	318	129	4,250
Identifiable operating expenses	796	345	348	315	390	217	192	91	2,694
	755	298	314	269	312	202	188	88	2,426
Allocated expenses	244	122	98	111	104	60	53	35	827
	217	100	88	87	83	55	45	31	706
Segment profit	326	200	127	177	125	99	83	1	1,138
	365	217	129	143	84	85	85	10	1,118
Unallocable expenses									137
									120
Operating profit									1,001
									998
Other income, net (Refer to Note 2.19)									94
									68
Finance cost									10
									7
Profit before Income taxes									1,085
									1,059
Income tax expense									285
									283
Net profit									800
									776
Depreciation and amortization									137
									120
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All Other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Nine months ended December 31, 2022 and December 31, 2021

(Dollars in millions)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments (5)	Total
Revenues	4,118	1,958	1,710	1,713	1,739	1,109	925	385	13,657
	3,878	1,766	1,488	1,429	1,281	995	858	336	12,031
Identifiable operating expenses	2,353	1,002	1,062	913	1,156	653	540	263	7,942
	2,196	853	895	759	775	594	487	231	6,790
Allocated expenses	735	361	298	320	312	181	153	99	2,459
	640	292	258	251	239	156	129	93	2,058
Segment profit	1,030	595	350	480	271	275	232	23	3,256
	1,042	621	335	419	267	245	242	12	3,183
Unallocable expenses									388
									348
Operating profit									2,868
									2,835
Other income, net (Refer to Note 2.19)									254
									223
Finance cost									25
									20
Profit before Income taxes									3,097
									3,038
Income tax expense									859
									823
Net profit									2,238
									2,215
Depreciation and amortization									388
									348
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All Other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2  Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2022 and December 31, 2021, respectively.

2.16  Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs

The Group presents revenues net of indirect taxes in its condensed consolidated statement of comprehensive income.

Revenues for the three months ended and nine months ended December 31, 2022 and December 31, 2021 is as follows

(Dollars in millions)

Particulars	Three months ended December 31, 2022	Three months ended December 31, 2021	Nine months ended December 31, 2022	Nine months ended December 31, 2021
Revenue from software services	4,362	3,970	12,790	11,231
Revenue from products and platforms	297	280	867	800
Total revenue from operations	4,659	4,250	13,657	12,031

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Three months ended December 31, 2022 and December 31, 2021

(Dollars in millions)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	878	467	351	330	236	352	240	35	2,889
	841	418	307	260	220	319	230	32	2,627
Europe	229	163	119	224	363	8	83	13	1,202
	230	163	130	197	239	7	84	8	1,058
India	55	3	5	8	3	14	1	24	113
	66	3	6	5	2	14	1	30	127
Rest of the world	204	34	98	41	17	2	4	55	455
	200	31	88	37	18	2	3	59	438
Total	1,366	667	573	603	619	376	328	127	4,659
	1,337	615	531	499	479	342	318	129	4,250
Revenue by offerings
Digital	757	440	383	383	458	241	204	64	2,930
	702	386	325	295	325	201	194	59	2,487
Core	609	227	190	220	161	135	124	63	1,729
	635	229	206	204	154	141	124	70	1,763
Total	1,366	667	573	603	619	376	328	127	4,659
	1,337	615	531	499	479	342	318	129	4,250

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenues are based on the domicile of customer

Nine months ended December 31, 2022 and December 31, 2021

(Dollars in millions)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,643	1,361	1,041	911	709	1,036	680	101	8,482
	2,421	1,193	818	738	627	927	619	93	7,436
Europe	690	485	353	652	980	26	229	28	3,443
	680	475	359	566	612	22	225	23	2,962
India	177	7	16	20	7	41	3	89	360
	183	10	36	14	7	40	3	50	343
Rest of the world	608	105	300	130	43	6	13	167	1,372
	594	88	275	111	35	6	11	170	1,290
Total	4,118	1,958	1,710	1,713	1,739	1,109	925	385	13,657
	3,878	1,766	1,488	1,429	1,281	995	858	336	12,031
Revenue by offerings
Digital	2,267	1,276	1,140	1,066	1,250	699	575	183	8,456
	2,027	1,068	887	821	770	569	492	136	6,770
Core	1,851	682	570	647	489	410	350	202	5,201
	1,851	698	601	608	511	426	366	200	5,261
Total	4,118	1,958	1,710	1,713	1,739	1,109	925	385	13,657
	3,878	1,766	1,488	1,429	1,281	995	858	336	12,031

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenue is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Applied AI, Stater digital platform and Infosys McCamish – insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statement of financial position.

2.17  Unbilled revenue

(Dollars in millions)

Particulars	As at
	December 31, 2022	March 31, 2022
Unbilled financial asset (1)	990	838
Unbilled non financial asset (2)	804	812
Total	1,794	1,650

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.18  Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Share premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the condensed consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.18.1  Capital Allocation Policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in October 2022:

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum buyback price of 1,850/- per equity share and the Maximum buyback size of 9,300 crore the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum buyback shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023. During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created ‘Capital Redemption Reserve’ of $1 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing General Meeting

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022 , the Company has created ‘Capital Redemption Reserve’ amounting to $4 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.18.2  Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

Particulars	Nine months ended December 31, 2022		Nine months ended December 31, 2021
	in	in US Dollars	in	in US Dollars
Final dividend for fiscal 2021	–	–	15.00	0.20
Interim dividend for fiscal 2022	–	–	15.00	0.20
Final dividend for fiscal 2022	16.00	0.21	–	–
Interim dividend for fiscal 2023	16.50	0.20	–	–

The Board of Directors in their meeting held on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 which resulted in a net cash outflow of $856 million (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on October 13, 2022 declared an interim dividend of 16.50/- per equity share which resulted in a net cash outflow of $841 million (excluding dividend paid on treasury shares.)

2.18.3  Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 12,568,222 shares and 13,725,712 shares were held by controlled trust, as at December 31, 2022 and March 31, 2022, respectively.

2.19  Break-up of expenses and other income, net

Accounting Policy

2.19.1  Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profits in the condensed consolidated statement of comprehensive income.

2.19.2  Superannuation

Certain employees of Infosys and its Indian subsidiaries are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.3  Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

2.19.4  Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the entire Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect in entirety and will record any related impact in the period the Code becomes effective.

2.19.5  Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.6  Foreign Currency

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million)

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the condensed Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Statement of Comprehensive Income. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

2.19.7  Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

2.19.8  Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

The table below provides details of break-up of expenses:

Cost of sales

(Dollars in millions)

Particulars	Three months ended		Nine months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Employee benefit costs	2,236	1,962	6,583	5,716
Depreciation and amortization	137	120	388	348
Travelling costs	31	24	97	59
Cost of technical sub-contractors	407	468	1,371	1,214
Cost of software packages for own use	60	36	170	128
Third party items bought for service delivery to clients	312	208	819	475
Short term leases (Refer to Note 2.8)	1	1	3	2
Consultancy and professional charges	4	7	12	14
Communication costs	10	10	34	31
Repairs and maintenance	13	13	39	38
Provision for post-sales client support	16	5	24	10
Others	3	2	4	6
Total	3,230	2,856	9,544	8,041

Selling and marketing expenses

(Dollars in millions)

Particulars	Three months ended		Nine months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Employee benefit costs	154	144	447	432
Travelling costs	8	3	25	5
Branding and marketing	27	19	79	49
Consultancy and professional charges	4	7	11	18
Communication costs	–	–	1	1
Others	3	4	11	8
Total	196	177	574	513

Administrative expenses

(Dollars in millions)

Particulars	Three months ended		Nine months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Employee benefit costs	76	76	229	225
Consultancy and professional charges	41	56	139	151
Repairs and maintenance	30	26	85	83
Power and fuel	6	5	16	13
Communication costs	12	9	33	28
Travelling costs	5	3	15	6
Rates and taxes	9	7	28	24
Short-term leases (Refer to Note 2.8)	2	1	5	3
Insurance charges	5	6	16	16
Commission to non-whole time directors	–	–	1	1
Impairment loss recognized/(reversed) under expected credit loss model	13	7	25	19
Contributions towards Corporate Social Responsibility	18	12	40	47
Others	15	11	39	26
Total	232	219	671	642

Other income consist of the following:

(Dollars in millions)

Particulars	Three months ended		Nine months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Interest income on financial assets carried at amortized cost	26	27	83	105
Interest income on financial assets carried at fair value through other comprehensive income	29	19	91	61
Gain/(loss) on investments carried at fair value through profit or loss	6	5	11	13
Exchange gains / (losses) on forward and options contracts	(44)	16	(98)	24
Exchange gains / (losses) on translation of foreign currency assets and liabilities	67	(8)	143	(2)
Others	10	9	24	22
Total	94	68	254	223

for and on behalf of the Board of Directors of Infosys Limited
Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
January 12, 2023